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              [General Electric Capital Corporation Letterhead]

March 21, 2005

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attention:    Gregory Dundas, Division of Corporation Finance

Re:      General Electric Capital Corporation ("GE Capital")
         Registration Statement on Form S-3 (File No. 333-118974)
         (the "Registration Statement")

Dear Mr. Dundas:

This letter is to inform you that GE Capital's Interest Plus Notes website has been reconfigured consistently with our responses of November 22, 2004 to the Staff's comments to the Registration Statement. In addition, all other GE Capital sales literature pertaining to the Interest Plus Notes has been revised consistently with the mark-ups previously provided to you.

We also advise the Staff that GE Capital will be submitting an acceleration request letter asking that the Registration Statement be declared effective on March 24, 2005.

If you have any questions, please do not hesitate to call Bill Tolbert (740-633-9500) or Tobias Knapp (202-639-6045) of Jenner & Block LLP, special counsel to GE Capital in connection with the Interest Plus Notes.

Very truly yours,



/s/ Dennis R. Sweeney
Vice President
General Electric Capital Corporation